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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(a).*
- --------
   * As amended by Releases No. 34-15457, dated January 4, 1979, effective February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980. - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT No. 3)*

                            TRANSCEND SERVICES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  896088-10-1
                  ----------------------------------------
                                 (CUSIP Number)

                                LARRY G. GERDES
    3353 PEACHTREE ROAD, SUITE 1030, ATLANTA, GEORGIA 30326, (404) 364-8000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 27, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. ( A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                        (Continued on following page(s))
                               Page 1 of 9 Pages

CUSIP No. 896088-10-1             SCHEDULE 13D   Page   2      of   9     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Gerdes Huff Investments
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Georgia
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,500,001
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,500,001
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,500,001
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          N/A
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          19.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 896088-10-1             SCHEDULE 13D   Page   3      of   9     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Larry G. Gerdes
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,108,595
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,687,551
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,108,595
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,687,551
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,796,146
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          ----------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          26.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 896088-10-1             SCHEDULE 13D   Page   4     of    9    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          Walter S. Huff, Jr.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    767,914
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     3,500,001
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   767,914
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               3,500,001
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          4,267,915
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]
          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          23.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
















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         The following items of the Schedule 13D of Larry G. Gerdes, Gerdes
Huff Investments, and Walter S. Huff, Jr., relating to the Common Stock, $0.01 par value per share (the "Shares") of Transcend Services, Inc., formerly TriCare, Inc., is hereby amended as indicated below.

         ITEM 1. SECURITY AND ISSUER.

         Item 1 is amended in its entirety as follows:

         This statement relates to the Common Stock, $.01 par value of Transcend Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3353 Peachtree Road, Suite 1030, Atlanta, Georgia 30326.

         ITEM 2. IDENTITY AND BACKGROUND.

         There are no Amendments to Item 2. Item 2 continues to read as follows:

         (a) This statement is filed by Larry G. Gerdes, Walter S. Huff, Jr. and Gerdes Huff Investments, a Georgia general partnership ("GHI" and together with Messrs. Gerdes and Huff, the Reporting Persons).

         (b) The principal business address of each of the Reporting Persons is 3353 Peachtree Road, Suite 1030, Atlanta, Georgia 30326.

         (c) Mr. Gerdes is presently employed as President and Chief Executive Officer of the Company and Mr. Huff is a private investor. Messrs. Gerdes and Huff are the sole general partners of GHI, a partnership which invests in predominantly southeastern based early to middle stage companies.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Gerdes and Huff are citizens of the United States of America. GHI is a Georgia partnership.





                               Page 5 of 9 Pages
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         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         There are no Amendments to Item 3. Item 3 continues to read as follows:

         The source of funds used to purchase the Shares acquired to date and proposed to be acquired in connection with the exercise of stock options issued by the Company to the Reporting Person is personal funds.

         The Shares acquired in connection with the merger described below were acquired in exchange for securities of the acquired corporation.

         ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is amended by deleting the first paragraph thereof such that
Item 4 currently reads as follows:

         The Reporting Persons currently intend to hold the Shares for investment purposes, and have no plans or proposals which are required to be described under this Item. Although they currently have no plans to do so, the Reporting Persons may in the future acquire additional securities of the Company or dispose of any or all of the Shares to which the filing relates.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a)-(b) is amended in its entirety as follows:

         (a)-(b) GHI has shared voting and dispositive power with respect to the 3,500,001 Shares that GHI holds directly which represented 19.39% of the outstanding Shares on March 27, 1996.

         Mr. Gerdes, as the general partner of GHI has shared voting and dispositive power with respect to all the Shares owned by GHI, and, in addition, has sole voting and dispositive power with respect to the 392,595 Shares he owns directly and the 716,000 Shares purchasable pursuant to stock options, and may be deemed to have shared voting and dispositive power with respect to the 93,600 Shares held by his spouse and 93,950 Shares held by his minor children. Since his last Schedule 13D filing, Mr. Gerdes has had options to purchase 116,667 Shares become exercisable, has options to purchase an additional 166,666 Shares that will become exercisable on May 26, 1996, and has entered into a number of open market transactions including the purchase of 50,000 Shares pursuant to the exercise of certain stock options. (See Item 5(c)). Accordingly, Mr. Gerdes has sole dispositive and voting power with respect to 1,108,595 Shares, shared voting and dispositive power with respect to 3,687,551 Shares and beneficial ownership of the aggregate of 4,796,146 Shares representing 6.14%, 20.43% and 26.58%, respectively, of the outstanding Shares on March 27, 1996.

         Mr. Huff, as general partner of GHI, has shared voting and dispositive power with respect to all the Shares owned by GHI, and in addition has sole voting and dispositive power with respect to the 689,614 Shares he owns directly (including 62,250 held through a wholly




                               Page 6 of 9 Pages
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owned corporation), 22,000 shares purchasable pursuant to presently exercisable options and 56,300 Shares held by Mr. Huff as trustee of the Larry G. Gerdes Trust. Since his last Schedule 13D filing, Mr. Huff was granted an option to purchase 6,000 Shares of Common Stock which is presently exercisable and has entered into a number of open market transactions including the purchase of 50,000 Shares in an open market transaction (See Item 5(c)). Accordingly, Mr. Huff has sole voting and dispositive power with respect to 767,914 Shares, shared voting and dispositive power with respect to 3,500,001 Shares and beneficial ownership of the aggregate of 4,267,915 Shares representing 4.25%, 19.37%, and 23.62%, respectively, of the outstanding Shares on March 27, 1996.

         Item 5(c) is amended to add two paragraphs such that Item 5(c) currently reads as follows:

         (c) On January 10, 1995, pursuant to the Agreement and Plan of Merger dated as of May 13, 1994, as amended (the "Merger Agreement"), by and among the Company, First Western Health Corporation, a subsidiary of the Company ("FWHC") and Transcend Services, Inc. ("Transcend") the merger of Transcend into FWHC (the "Merger") became effective. As a result, each share of common stock of Transcend was converted into the right to receive 2.34 Shares. As a result of the Merger the following persons received the number of Shares indicated below.

                Name                                            Number of Shares
                ----                                            ----------------
                Gerdes Huff Investments                            3,500,001
                Walter S. Huff, Jr.                                  338,888
                Walter S. Huff, Jr., as trustee
                   of the Larry G. Gerdes
                   Irrevocable Trust                                  56,300
                Larry G. Gerdes                                      202,524
                Mrs. Larry G. Gerdes                                  93,600
                Minor Children of Larry G. Gerdes                     93,600

         On January 19, 1995, Mr. Gerdes' minor child purchased 100 shares for $2 11/16 per share in an open market transaction.

         In 60 days from March 27, 1996, Mr. Gerdes will be able to exercise options to purchase 166,666 Shares at an exercise price of $1.938 per Share. The options were granted to Mr. Gerdes on May 26, 1993.

         On February 6, 1996, Mr. Huff purchased 50,000 Shares for $5.00 per Share in an open market transaction.





                               Page 7 of 9 Pages

         There are no amendments to Item 5(d). Item 5(d) continues to read as follows:

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

         (e)     Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no amendments to Item 6. Item 6 continues to read as follows:

         The Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any persons with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts, or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits filed with this amendment number three (3) to
Schedule 13D.





                               Page 8 of 9 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 1996


                                          By: /s/ Larry G. Gerdes
                                              ----------------------
                                              Larry G. Gerdes


                                          By: /s/ Walter S. Huff, Jr.
                                              ----------------------
                                              Walter S. Huff, Jr.

                                          By: Gerdes Huff Investments



                                              /s/ Larry G. Gerdes
                                              ----------------------
                                              General Partner





                               Page 9 of 9 Pages